Exhibit 11. Computation of per share earnings

      The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	(000’s except share data)
	Year ended December 31

	2005	2004	2003

Numerator:
Net income available to common shareholders for basic and diluted earnings per share	$30,945	$27,540	$24,207
Denominator:
Denominator for basic earnings per common share — weighted average shares(1)	8,117,890	8,043,138	7,904,476
Effect of diluted securities:
Stock options(1)	223,556	161,621	181,029

Denominator for diluted earnings per common share — adjusted weighted average shares(1)	8,341,446	8,204,759	8,085,506

Basic earnings per common share(1)	$3.81	$3.42	$3.06
Diluted earnings per common share(1)	3.71	3.36	2.99

(1) Adjusted for the effects of the 10 percent stock dividends in 2005 and 2004.